UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020232

NO ACT
P.E 2-15-02
1-07259

February 25, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/25/2002

Mark R. Shaw
Senior Attorney
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Re: Southwest Airlines Co.

Dear Mr. Shaw:

This is in regard to your letter dated February 15, 2002 concerning the shareholder proposal submitted by Naomi and Bernard Schlossman for inclusion in Southwest Airlines' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Southwest Airlines therefore withdraws its January 18, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

SOUTHWEST AIRLINES CO.

SOUTHWEST

Mark R. Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

January 18, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman for Inclusion in the Southwest Airlines Co. 2002 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), purportedly from Bernard and Naomi Schlossman (the "Schlossmans"), for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 15, 2002. Southwest Airlines requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe that the Proposal may be omitted for several reasons. First, the Schlossmans submitted a nearly identical proposal last year, which the Company included in its 2001 proxy materials. However, neither the Schlossmans nor their duly qualified representative attended the Company's 2001 Annual Meeting of Shareholders to present that proposal. Therefore, under Rule 14a-8(h)(3), the Company should be allowed to exclude the Proposal. Second, the Company believes the Proposal should not be allowed because we believe that the true proponent behind the Proposal, Mr. John Chevedden, does not meet the one-proposal requirements under Rule 14a-8(c). Third, we believe that the Proposal, or portions of the Proposal, may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. The reasons for our conclusions are more particularly described below.

1. The Schlossmans Failed to Present a Proposal Included in the Company's 2001 Proxy Materials.

Rule 14a-8(h)(1) requires a shareholder whose proposal is included in a company's proxy materials to personally attend that company's shareholders' meeting to present the proposal. The Rule allows the shareholder the alternative of sending a "representative qualified under state law" to present the proposal. If the shareholder fails to comply with the requirements of Rule 14a-8(h)(1), then Rule 14a-8(h)(3) allows a company to exclude any proposal from that shareholder for any meetings held in the following two calendar years.

The Schlossmans submitted a proposal last year on simple majority voting that the Company included in its 2001 proxy materials. However, neither the Schlossmans nor their duly qualified representative attended the Company's 2001 Annual Meeting of Shareholders to present that proposal. Copies of letters submitted by the Company to the Staff in connection with the Schlossmans' failure to attend the 2001 Annual Meeting of Shareholders are attached to this letter as Appendix B. Because neither the Schlossmans nor their duly qualified representative attended the Company's 2001 Annual Meeting of Shareholders to submit their proposal, the Company should be allowed to exclude the current Proposal under Rule 14a-8(h)(3).

2. The One-Proposal Requirements Are Not Met.

The Proposal is one of three submitted to the Company this year by Mr. John Chevedden acting as proxy for the ostensible "proponents." Mr. Chevedden submitted a fourth proposal on his own behalf as a shareholder of the Company. Mr. Chevedden holds himself out as legal proxy for other shareholders, using that means to avoid the Rule 14a-8(c) prohibition on submissions of more than one proposal by a single shareholder. Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of legal proxies from other shareholders, constitute a clear and egregious abuse of the plain wording and intent of the Commission's Rule 14a-8 Shareholder Proposal rules.

By now, the Staff is well acquainted with Mr. Chevedden. For a more detailed history of Mr. Chevedden's activities, see *Sempra Energy* (Feb. 29, 2000) ("Sempra"). See also *The Home Depot, Inc.* (Apr. 4, 2000) ("Home Depot") and *First Energy Corp.* (Mar. 7, 2000). Many of Mr. Chevedden's shareholder proposals have required review by the Staff, as well as extensive correspondence among the Staff, Mr. Chevedden and the recipients of his proposals, and appeals to the Commission. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the recipients' proxy materials. See, e.g., *Sempra*; *The Home Depot*; *Alaska Air Group, Inc.* (Mar. 26, 2000) ("Alaska Air Group").

Mr. Chevedden's propensity to repeatedly ignore the requirements of the Commission's Shareholder Proposal rules is particularly egregious with respect to the one proposal limitation, Rule 14a-8(c). Mr. Chevedden has established a pattern of submitting multiple proposals, ostensibly as an agent for one or more shareholders of the recipient company. This year, Mr. Chevedden has used this tactic in connection with three shareholder proposals for possible inclusion in the Company's 2002 proxy materials. In addition to the present Proposal, the other two proposals are:

- a proposal regarding "Shareholder Vote on Poison Pills" purportedly submitted by John Gilbert, with John Chevedden as proxy; and
- a proposal regarding "Elect Each Director Annually" purportedly submitted by Lee Greenwood, with John Chevedden as proxy.

Copies of each of the above proposals are attached to this letter as Appendix C. The Rule 14a-8 Shareholder Proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not otherwise eligible to submit more than one proposal, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent this problem by having other shareholders appoint him as their proxy.

True, there is nothing in Rule 14a-8 that prohibits a shareholder from using a proxy when submitting a proposal to a company for its annual meeting. But it should be the shareholder using a proxy for that purpose, not an activist like Mr. Chevedden using multiple shareholders to make an end-run around the intent and purpose of Rule 14a-8(c). It would be clear to any objective observer that the proposals submitted to Southwest Airlines by various individuals with Mr. Chevedden acting as proxy were actually drafted by the same person. The style and format are virtually identical. See Appendix C.

The reality is that Mr. Chevedden purports to submit his proposals on behalf of a shareholder but it is his proposal, not the proposal of the shareholder, that is being submitted. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The Rules are not for use by a single activist to advance a personal agenda by manipulating them.

Prior to 1976, there was no limit on the number of proposals a proponent could submit. However, in 1976 the Commission limited proponents to two proposals. Release No. 9539 (Nov. 22, 1976). This change was prompted by the Commission's view that several proponents "exceeded the bounds of reasonableness...by submitting excessive numbers of proposals to issuers (one proponent submitted 21 proposals to an issuer, and many have submitted ten or more)." Release No. 9343 (Jul. 7, 1976). In 1983, as part of an effort to "reduce issuer costs and to improve the readability of proxy statements," the Commission restricted proponents to a single proposal. Release No. 34-20091 (Aug. 16, 1983).

To permit a single individual such as Mr. Chevedden, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the SEC's rules governing the shareholder proposal process. We therefore believe that the Company can exclude the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders because the Proposal is in fact the proposal of Mr. Chevedden. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

3. The Proposal Contains False and Misleading Statements of Fact or Assertions.

We believe that the Proposal, or portions thereof, may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. *See Emerson Electric Co.* (Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (Mar. 6, 2000).

The Proposal is contrary to Rule 14a-9 due to unsupported generalizations, missing cites, misstatements, and misleadingly selective quotations. The proponents fail to provide authority for several statements in the Proposal. The following statements are merely unsupported assertions with no proper citation or authority referenced:

- "Proponents of simple-majority vote said that super-majority vote requirements may stifle bidder interest in the company and therefore devaluate the stock."
- "Southwest reported this vote (68% of the yes-no vote at the 2001 annual meeting) to an independent publication for investors."
- "In recent years, various companies have been willing to implement proposal topics with strong shareholder support."

Failure by the proponents to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. We believe, therefore, that the Company may properly exclude the Proposal from the 2002 Proxy Statement pursuant to Rule 14a-8(i)(3).

For each of the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2002 proxy materials and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw

cc: John Chevedden

10923 Rathburn Ave.
Northridge, CA 91326-2854

FX: 214/792-6200
PH: 214/792-4000

Mr. Herbert D. Kelleher
Chairman of the Board
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Dear Mr. Kelleher and the Directors of Southwest Airlines Co.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal and any update of this proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Bernard Schlossman Naomi Schlossman

Bernard Schlossman and Naomi Schlossman
Shareholders
Southwest Airlines Co.

11/30/01
Date

cc:
James F. Parker
Vice Chairman of the Board
FX: 214/792-4011

APPENDIX A

To: Chairman of the Board, Southwest Airlines Co.(LUV)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 6, 2001

---

4 – ADOPT SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Mr. and Mr. Bernard Schlossman, 10923 Rathburn Ave., Northridge, CA 91326-2854 submit this proposal.

RESOLVED:

ADOPT SIMPLE-MAJORITY VOTE

Southwest Airline shareholders request that our company take the steps necessary to adopt a policy of simple-majority vote. This requested unified policy includes the following provisions:

1) Simple-majority vote rule on all issues submitted to shareholder vote to the fullest extent possible.
2) Any future simple/super-majority proposal to be put to shareholder vote – as a separate item for vote.
3) Our directors commit to make their best effort to implement this policy within 90-days of the annual meeting, with the resources available to our directors, and then meet this commitment.
4) Use the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
5) The company to make its best effort to obtain the high number of votes, from all the shares in existence, that the company for some reason requires for implementation of this established topic.

68% of the yes-no vote

Southwest reported this topic won 68% of the yes-no vote at the 2001 annual meeting. Southwest reported this vote to an independent publication for investors.

Simple-majority requirements are widely supported

Proponents of simple-majority vote said that super-majority vote requirements may stifle bidder interest in the company and therefore devaluate the stock.

To respond to the challenges of the future

It is not possible to predict each challenge that our company will face in the year ahead. However, I believe that changing one item for the better in our company's governance profile will enhance our company's ability to meet some of the challenges.

Management Commitment to Shareholders

By making its best effort to implement a policy to implement simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholders and shareholder value.

In recent years, various companies have been willing to implement proposal topics with strong shareholder support. I believe that our company should do so as well.

In the interest of sustained shareholder value vote yes:

ADOPT SIMPLE-MAJORITY VOTE

YES ON 4

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

SOUTHWEST AIRLINES CO.

Mark Shaw
Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

May 23, 2001

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman for Inclusion in the Southwest Airlines Co. 2001 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. (the "Company") has received a copy of a letter from Mr. John Chevedden dated May 17, 2001 and addressed to your office regarding the disposition of the above proposal (the "Proposal") at the Company's 2001 Annual Meeting of Shareholders. A copy of Mr. Chevedden's letter is attached hereto for your reference. Mr. Chevedden makes several statements in the letter that are factually inaccurate. Therefore we believe we must respond to correct those statements.

First, Mr. Chevedden states in his letter that "Southwest said it would not report to the Securities and Exchange Commission the vote results on the simple majority proposal." Southwest did not state to Mr. Chevedden or to any other person that Southwest would not provide such a report to the Securities and Exchange Commission. Other than its upcoming Quarterly Report on Form 10-Q (which is not yet due), Southwest is not aware of any requirement that a report on voting results of its shareholders at its Annual Meeting be provided to the Securities and Exchange Commission and, therefore, Mr. Chevedden's claim that such a statement was made is false.

Mr. Chevedden was, however, advised the day after Southwest's Annual Meeting that a vote on the Proposal was not taken at the Annual Meeting because neither the Schlossmans, the shareholders who purportedly submitted the Proposal, nor their duly qualified representative appeared at the Annual Meeting to present the Proposal. Pursuant to Securities Exchange Act Rule 14a-8(h), either the proponent of a shareholder proposal or such proponent's "representative who is qualified under state law to present the proposal on [the proponent's] behalf" must attend the meeting to present a proposal. Here, the Schlossmans did not appear at the Annual Meeting to present the Proposal. Although the Schlossmans had previously appointed Mr. Chevedden as their agent to represent them at the Annual Meeting, Mr. Chevedden did not appear at the Annual Meeting. Southwest did not receive any documentation, including any "legal proxy letter," indicating that any other party had authority to represent the Schlossmans with respect to the Proposal.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw
Attorney

cc: John Chevedden

SOUTHWEST AIRLINES CO.

Mark Shaw
Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

June 22, 2001

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jonathan Ingram

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman for Inclusion in the Southwest Airlines Co. 2001 Proxy Statement

Dear Mr. Ingram:

Southwest Airlines Co. (the "Company") previously received a copy of a letter from Mr. John Chevedden dated May 17, 2001 and addressed to your office regarding the disposition of the above proposal (the "Proposal") at the Company's 2001 Annual Meeting of Shareholders. In the Company's response to Mr. Chevedden's May 17 letter, a copy of Mr. Chevedden's letter was provided to you. After receiving the Company's initial response, you requested that the Company provide to you its opinion as to whether a representative qualified under Texas law to present the Proposal attended the Annual Meeting to present the Proposal.

As you are aware, and as the Company has advised Mr. Chevedden, a vote on the Proposal was not taken at the Annual Meeting because a determination was made at the Annual Meeting that neither the Schlossmans, the shareholders who purportedly submitted the Proposal, nor their duly qualified representative were present at the Annual Meeting to present the Proposal. Pursuant to Securities Exchange Act Rule 14a-8(h), either the proponent of a shareholder proposal or such proponent's "representative who is qualified under state law to present the proposal on [the proponent's] behalf" must attend the meeting to present a proposal.

The question of whether a person is a duly qualified representative of a shareholder under Texas law is essentially a question of whether an agency relationship has been established between the shareholder and the purported representative. Under Texas law, agency is "the consensual relationship between two parties when one, the agent, acts on behalf of the other, the principal, and is subject to the principal's control. See Schultz v. Rural/Metro Corp., 956 S.W. 2nd 757, 760 (Tex App. - Houston 1997, no writ). Texas courts have held that agency will not be presumed, and it is the responsibility of the party asserting the relationship to prove its existence. Schultz, 956 S.W. 2nd at 760.

Here, the Schlossmans did not appear at the Annual Meeting to present the Proposal. Although the Schlossmans had previously appointed Mr. Chevedden as their agent to represent them at the Annual Meeting, Mr. Chevedden did not appear at the Annual Meeting. Mr. Chevedden provided the Company with a letter the day prior to the Annual Meeting designating "the bearer of this letter and/or his/her guest or their designee with full power of substitution to represent [Mr. Chevedden] and Mr. Gilbert as agent in making the presentation of the Chevedden and Gilbert proposals and in all other shareholder matters in the event that I do not attend the annual meeting." At the bottom of this letter, there is a handwritten note, purportedly signed by Mr. Chevedden, stating "Mr. Lee Greenwood is designated as agent."

Although Mr. Greenwood did attend the Annual Meeting and did say a few words in connection with the Proposal, the Company never received any evidence that Mr. Greenwood had the authority to act as the Schlossmans' representative or agent in presenting the Proposal. The original letter appointing Mr. Chevedden as agent for the Schlossmans did not provide Mr. Chevedden with the power to designate any other person as an agent for the Schlossmans.

Even if Mr. Chevedden could make the argument that he had the power to substitute Mr. Greenwood as agent for the Schlossmans in presenting the Proposal, Mr. Chevedden failed to exercise that power. The letter Mr. Greenwood provided to the Company, which Mr. Chevedden claimed to have executed, only stated that Mr. Greenwood was authorized to act as agent for Mr. Chevedden in connection with the *Chevedden* and the *Gilbert* proposals. Nothing in Mr. Chevedden's letter authorized Mr. Greenwood to act as agent for Mr. Chevedden or the Schlossmans in connection with the Schlossmans' Proposal.

For these reasons, it is our opinion that, under Texas law, Mr. Greenwood was not authorized to act as an agent or representative of the Schlossmans in connection with presenting the Proposal at the Company's Annual Meeting. Furthermore, in the event the Schlossmans submit a proposal in connection with the Company's 2002 Annual Meeting, the Company intends to seek the Commission's agreement that no action will be taken if the Company excludes any such proposal from its proxy materials in connection with the 2002 Annual Meeting.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw
Attorney

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 214/792-6200
PH: 214/792-4000

Mr. Herbert D. Kelleher
Chairman of the Board
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

Dear Mr. Kelleher and the Directors of Southwest Airlines Co.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John J. Gilbert
For Ruffy Corp.
Gilbert Foundation
Shareholders
Southwest Airlines Co.

12/05/01
Date

cc:
James F. Parker
Vice Chairman of the Board
FX: 214/792-4011

APPENDIX C

To: Chairman of the Board, Southwest Airlines Co.(LUV)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 6, 2001

---

5 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 61% and 64% shareholder approval at our company in 2000 and 2001

This proposal is submitted by John Gilbert, 29 E. 64th Street, New York, NY 10021-7043.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) recommends a high standard of corporate governance including shareholder approval of all poison pills.
- Southwest is 74%-owned by institutional investors.

What incentive is there for improving corporate governance?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

Director control of the poison pill and director side deals

It does not seem reasonable to concentrate more power in the directors, by giving directors full control of the poison pill, if directors are allowed less than exemplary director independence standards. Southwest directors were allowed, *and can be allowed again*, to ignore specific independence criteria valued by the Council of Institutional Investors and other respected corporate governance analysts, for example:

Side deals

Southwest directors can have side deals with Southwest that could compromise director independence.

- In 2000 two directors had links to providing legal services to our company.

This Southwest past practice, that could repeat, is just too close to the criticized Enron director "side deals"

Enron directors, under fire for failing to identify and correct problems that brought the energy giant to bankruptcy, had lucrative side deals. These side deals with Enron drew added criticism from corporate governance experts. The side deals ranged from consulting jobs to purchases of goods and services from affiliated companies.

Source: "Enron Directors' Deals Raise Eyebrows"
Reuters Headline

A public trust and legendary team spirit

The oversight of our company by directors is a public trust. Our national commerce depends significantly on our company – in addition to many customers, employees, pensioners and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure. I believe that the duty of our directors, to loyalty and prudence, will be safeguarded by the directors sharing control of the poison pill with us as shareholders, particularly with the legendary team spirit at our company.

For improved oversight of our company vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
YES ON 5

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mark Shaw, Attorney, Southwest Airlines Co.(LUV)
FX: 214/792-6200, 214/792-4011
In response to company request
Submitted by Lee Greenwood, shareholder
Broker verification included
The text between the 2 horizontal lines is less than 500 words
December 28, 2001

---

6 – ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

Adopt Topic That Won 57% of Yes-No Southwest Vote

Lee Greenwood, 510 S. Burnside Ave, No. 10-K, Los Angeles, CA 90036 submits this proposal.

Southwest shareholders request that our board take the steps needed for a bylaw to Elect Each Director Annually. (Unexpired terms of directors not affected.)

Director responsibility is closely related to financial performance

I believe the level of responsibility that company rules encourage is closely related to financial performance. Independent analysts believe that when directors are responsible for their actions yearly, they and the company perform better.

Three-years without election could insulate directors from immediate challenge

I believe that annual election of each director is one of the best ways to hold the board and individual directors responsible and motivated.

The one step proposed here

I believe that it is not contrary to conventional wisdom that when many items can be improved – that starting with one improvement – deserves attention. Specifically, at Southwest there are/were a number of practices that institutional investors believe could be improved:

- No confidential voting.
- No cumulative voting.
- 3-year director terms.
- Poison pill.
- Management is allowed to take no action on majority yes-no shareholder votes at our company which is 74%-owned by institutional shareholders.
- An 80% super-majority vote is required to remove a director with cause. Removal could be virtually impossible since less than 80% of stock may vote in any given election.

Is the management stand widely supported by institutional investors?

In reviewing the management stand on this proposal topic, or to any 2002 shareholder ballot topic, it may be useful to evaluate whether management is opposed to the recommendation of some key institutional investors and some key independent proxy analysts. Often management response statements are not a balanced view of the pro and con arguments. Management can be focused on only one side of the issue.

I believe that this proposal topic, and other shareholder proposal topics, could have won higher votes if our management used this shareholder-friendly practice in its proxy materials:

Included meaningful titles for all items on our company ballot. Three shareholder proposals on our 2001 ballot had identical nondescript titles.

I believe this proposal is consistent with maintaining our high shareholder value - a value equal to more than all Southwest's bigger rivals' values combined.

ELECT EACH DIRECTOR ANNUALLY
YES ON 6

Text above the first horizontal line and below the second horizontal line is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are first submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

It is respectfully requested that if the company unilaterally edits this proposal and/or proposal topic in any proxy materials, including the ballot, that the company clearly give notice in the definitive proxy that it takes responsibility for unilateral editing and gives specific details.

SOUTHWEST AIRLINES CO.

Mark R. Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

February 11, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman for Inclusion in the Southwest Airlines Co. 2002 Proxy Statement

Dear Sir or Madam:

Enclosed is a copy of a letter from Bernard and Naomi Schlossman, dated February 4, 2002, withdrawing the Shareholder Proposal they submitted to Southwest Airlines Co. (the "Company") on November 30, 2001 through their designated proxy, John Chevedden. Mr. and Mrs. Schlossman have further indicated that Mr. Chevedden can no longer submit proposals on their behalf.

Therefore, Southwest Airlines Co. is omitting the Schlossman Shareholder Proposal, "Adopt Simple Majority Vote", from its 2002 proxy materials. A copy of the Company's letter to the Commission, dated January 18, 2002, requesting omission is also enclosed.

Should you have any questions regarding any aspect of this matter or require additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw

cc: John Chevedden
Bernard and Naomi Schlossman

10923 Rathburn Avenue
Northridge, CA 91326
February 4, 2002

SEC MAIL PROCESSING
RECEIVED
FEB 12 2002
WASH, D.C. 365 SECTION

Corporate Secretary
Southwest Airlines
2702 Love Field Dr.
Dallas, TX 75235

Dear Corporate Secretary:

We hereby withdraw any and all shareholder proposals that were submitted under our names in the past twelve months. John Chevedden may no longer submit shareholder proposals on our behalf.

Please call us at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Bernard Schlossman
Bernard Schlossman

Naomi Schlossman
Naomi Schlossman

SOUTHWEST AIRLINES CO.

Mark R. Shaw
Senior Attorney
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

February 15, 2002

VIA TELECOPY
202-942-9525

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Keir Gumbs

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman for Inclusion in the Southwest Airlines Co. 2002 Proxy Statement

Dear Mr. Gumbs:

As a follow-up to our letter to you dated February 11, 2002 in connection with the above proposal, and in response to your voice mail to me earlier today, this is to further confirm that Southwest is withdrawing its no-action request relating to the above proposal, based on the withdrawal of the proposal by Mr. and Mrs. Schlossman.

Should you have any questions regarding any aspect of this matter or require additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw

cc: John Chevedden